Catalyst Lighting Group, Inc.
190 Lakeview Way
Vero Beach, Florida 32963
Telephone: (772) 231-7544
Facsimile: (772) 231-5947

January 24, 2008

Mr. John D. Reynolds, Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Catalyst Lighting Group, Inc. (File No. 000-50385)
Amendment No. 1 to Registration Statement on Form 10-SB Filed January 11, 2008

Ladies and Gentlemen:

This letter is in response to the SEC comment letter dated January 24, 2008 with respect to the above referenced Amendment No. 1 to Registration Statement filed by Catalyst Lighting Group, Inc. on January 11, 2008. On this date, we have filed with the SEC via EDGAR our Amendment No. 2 to Form 10-SB.

Part II, Item 3. Changes in and Disagreements with Accountants, page 31

1. We have included Exhibit 16.1 a conformed copy of Hein’s letter to the SEC dated January 10, 2008 wherein Hein states it agrees with the Company’s disclosures set forth in Part II, Item 3. This letter was inadvertently omitted from the Amendment No. 1.

We have also updated the address of the Company’s principal executive offices on the cover page and page (i). Mr. Keating’s address has also been updated on page 16.

In connection with the filing of the enclosed Amendment No. 2 to Form 10-SB, Catalyst Lighting Group, Inc. hereby acknowledges that:

•	Catalyst is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Catalyst may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Thank you in advance for your cooperation in this matter.

Sincerely,

Catalyst Lighting Group, Inc.

By :	/s/ Kevin R. Keating
Kevin R. Keating, CEO